UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 22 2019

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: March 22, 2019

Board of Directors’ Meeting approves resolution to convene the Annual General Meeting of 2019

The following resolutions were approved at the Board of Directors’ Meeting held on March 22, 2019:

1.

It is proposed that the Annual General Meeting (the "AGM") of 2019 be held at 9:00 a.m. on 21 June 2019 at the Taipei International Convention Center (TICC), Elegance Lounge (4F, 1, Hsin-Yi Road, Section 5, Xinyi Dist. Taipei).

2.	The book closure period is from 23 April 2019 through 21 June 2019. The suspension period for exercise of the employee stock options is from 23 April 2019 through 21 June 2019.

3.	Agenda items
(1)	Reporting Items
i.	Business performance of 2018.
ii.	Business report and financial statements of 2018 that were reviewed by the Audit Committee.
(2)	Recognition Items
i.	Business report and financial statements of 2018.
ii.	Deficit compensation for 2018.
(3)	Discussion Items
i.	Amendment and Restatement of the Company’s sixth Amended and Restated Memorandum and Articles of Association (Special Resolution).
ii.	Amendments to the Rules and Procedures of Shareholders' Meetings.
iii.	Amendments to the Procedures for Making Loan to Others
iv.	Amendments to the Procedures for Acquisition or Disposal of Assets
v.	To determine that the total number of directors to be elected for this term be 7 directors (including 3 independent directors).
(4)	Election Item
i.	To re-elect 7 directors (including 3 independent directors) of the board.
(5)	Other Item
i.	To release the newly elected directors (including independent directors) from non-competition restrictions (Supermajority Resolution).
(6)	Ad Hoc Motions

4.

The voting rights at this AGM may be exercised by means of electronic transmission. The exercise period starts from 22 May 2019 through 18 June 2019. Shareholders should access the designated platform of electronic voting for instructions (link to: https:// www.stockvote.com.tw).

5.

The notice of the shareholders meeting to be given to shareholders who own less than 1,000 shares will be given in the form of a public announcement in accordance with the Article 26-2 of Securities and Exchange Act.

6.

The period for shareholders to submit nominations of director (including independent director) candidates is from 15 April 2019 through 24 April 2019 in accordance with Article 192-1 of Taiwan Company Act and Article 92 of the Current M&AA. Please send the nominations to ASLAN Pharmaceuticals at 35F, No.68, Sec.5, Zhongxiao East Road Taipei 110, Taiwan.

7.

The period for shareholders to submit proposals is from 15 April 2019 through 24 April 2019 in accordance with Article 172-1 of Taiwan Company Act and Article 64 of the Current M&AA. Please send proposals to ASLAN Pharmaceuticals at 35F, No.68, Sec.5, Zhongxiao East Road Taipei 110, Taiwan.